Cresco Labs	Exhibit 99.3

Cresco Labs Delivers Strong Q3, Maintains Market Leadership, and Unlocks New Growth Opportunities
CHICAGO – November 5, 2025 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today released its financial and operating results for the third quarter ended September 30, 2025. All financial information presented in this release is reported in accordance with U.S. GAAP and in U.S. dollars, unless otherwise indicated, and is available on the Company’s investor website, here.
Third Quarter 2025 Highlights
•Third quarter revenue of $165 million. Third quarter operating cash flow of $6 million.
•Gross profit of $79 million. Adjusted gross profit1 of $80 million; and an Adjusted gross margin1 of 48.8%.
•SG&A of $52 million or 31.3% of revenue.
•Net loss of $22 million, includes a $16 million loss for debt extinguishment related to the refinancing of the Company’s senior secured term loan, and non-cash impairment charges of $2 million related to California assets being considered held for sale.
•Third quarter Adjusted EBITDA1 of $40 million and Adjusted EBITDA margin1 of 24.1%.
•Retained the No. 1 share position in multiple billion dollar markets.2
Management Commentary
"In Q3, we refinanced our debt and strengthened our balance sheet while delivering solid results and maintaining leadership across key markets through disciplined execution. Our proven retail and wholesale capabilities continue to drive profitability, while new dispensaries in Ohio, expansion into Kentucky, and our upcoming product launch in Germany are unlocking compelling avenues for growth. Together, these initiatives position Cresco Labs to outperform the market and create lasting shareholder value.”

“The cannabis industry is entering a new phase of growth and consolidation, and Cresco Labs is prepared to lead. Operators with scale, efficiency, and discipline will define the next chapter. By leveraging our core assets and operational excellence, we’re building an emerging growth platform designed to create long-term value, both within and beyond regulated U.S. cannabis.”

Balance Sheet, Liquidity, and Other Financial Information
•On August 13, 2025, the Company closed a refinancing of its senior secured term credit facility to reduce total debt and extend the debt maturity to 2030. The new $325 million senior secured term loan bears an interest rate of 12.5%, per annum and matures on August 13, 2030. Proceeds from the new facility, together with cash on hand, were used to repay the Company’s prior $360 million facility.
•As of September 30, 2025, current assets were $243 million, including cash, cash equivalents, and restricted cash of $79 million. An additional $3 million of restricted cash was classified as a non-current asset. The Company had senior secured term loan debt, net of discount and issuance costs, of $309 million and a mortgage loan, net of discount and issuance costs, of $18 million.
•Total shares on a fully converted basis to Subordinate Voting Shares were 490,889,023 as of September 30, 2025.
1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
2 According to Hoodie Analytics.

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Conference Call and Webcast
The Company will host a conference call and webcast to discuss its financial results on Wednesday, November 5, 2025, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-833-470-1428 (US Toll Free) or 1-646-844-6383 (US Local), and providing access code 307245. Archived access to the webcast will be available for one year on Cresco Labs’ investor website, here.
Consolidated Financial Statements
The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended September 30, 2025. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited condensed interim consolidated financial statements for the quarter ended September 30, 2025, on SEDAR+ and EDGAR on or about November 7, 2025. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR+ and EDGAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.
Non-GAAP Financial Measures
This release reports its financial results in accordance with U.S. GAAP and includes certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company defines these non-GAAP financial measures as follows: EBITDA as net loss (income) before interest, taxes, depreciation, and amortization; Adjusted EBITDA as EBITDA less other (expense) income, net, fair value mark-up for acquired inventory, adjustments for acquisition and non-core costs, impairment and share-based compensation; Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues, net; Adjusted gross profit as gross profit less fair value mark-up for acquired inventory and adjustments for acquisition and non-core costs; Adjusted gross profit margin as Adjusted gross profit divided by revenues, net; Adjusted SG&A as SG&A less adjustments for acquisition and non-core costs; Adjusted SG&A margin as Adjusted SG&A divided by revenues, net; and Free Cash Flow as Net cash provided by operating activities less purchases of property and equipment and proceeds from tenant improvement allowances. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable

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to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
About Cresco Labs Inc.
Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production, and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s, and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development, and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.
Forward-Looking Statements
This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential,’ or ‘continue,’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of

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new information, any future event, or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

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Financial Information and Non-GAAP Reconciliations
(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024

	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Revenues, net	$164,913	$163,624	$179,783
Cost of goods sold	85,553	80,368	86,345
Gross profit	79,360	83,256	93,438
Gross profit %	48.1%	50.9%	52.0%
Operating expenses:
Selling, general, and administrative	51,640	51,398	56,871
Share-based compensation	1,891	2,032	2,202
Depreciation and amortization	5,636	4,420	5,702
Impairment loss	2,365	9,265	2,320
Total operating expenses	61,532	67,115	67,095
Income from operations	17,828	16,141	26,343

Other (expense) income, net:
Interest expense, net	(14,567)	(12,562)	(15,016)
Other expense, net	(13,362)	(836)	(5)
Total other expense, net	(27,929)	(13,398)	(15,021)
(Loss) Income before income taxes	(10,101)	2,743	11,322
Income tax expense	(11,867)	(16,636)	(19,016)
Net loss[1]	$(21,968)	$(13,893)	$(7,694)
[1] Net loss includes amounts attributable to non-controlling interests.

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Cresco Labs Inc.
Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024

	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Revenues, net	$164,913	$163,624	$179,783
Cost of goods sold[1]	85,553	80,368	86,345
Gross profit	$79,360	$83,256	$93,438
Fair value mark-up for acquired inventory	—	—	123
Cost of goods sold adjustments for acquisition and other non-core costs	1,110	(508)	1,783
Adjusted gross profit (Non-GAAP)	$80,470	$82,748	$95,344
Adjusted gross profit % (Non-GAAP)	48.8%	50.6%	53.0%
[1] Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.
Summarized Consolidated Statements of Financial Position
As of September 30, 2025 and December 31, 2024

($ in thousands)	September 30, 2025	December 31, 2024
	(unaudited)
Cash, cash equivalents, and restricted cash (current)	$78,705	$141,003
Other current assets	163,938	153,254
Property and equipment, net	327,042	344,846
Intangible assets, net	291,999	293,994
Goodwill	283,484	283,484
Other non-current assets	135,170	138,774
Total assets	$1,280,338	$1,355,355

Total current liabilities	$97,373	$94,338
Total non-current liabilities	842,794	872,841
Total shareholders’ equity	340,171	388,176
Total liabilities and shareholders’ equity	$1,280,338	$1,355,355

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Cresco Labs Inc.
Unaudited Reconciliation of SG&A to Adjusted SG&A (Non-GAAP)
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024

	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Selling, general, and administrative	$51,640	$51,398	$56,871
Adjustments for acquisition and other non-core costs	3,920	1,864	3,427
Adjusted SG&A (Non-GAAP)	$47,720	$49,534	$53,444
Adjusted SG&A % (Non-GAAP)	28.9%	30.3%	29.7%

Cresco Labs Inc.
Unaudited Reconciliation of Net Loss to Adjusted EBITDA (Non-GAAP)
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024

	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Net loss[1]	$(21,968)	$(13,893)	$(7,694)
Depreciation and amortization	12,858	12,190	14,932
Interest expense, net	14,567	12,562	15,016
Income tax expense	11,867	16,636	19,016
EBITDA (Non-GAAP)	$17,324	$27,495	$41,270

Other expense, net	13,362	836	5
Fair value mark-up for acquired inventory	—	—	123
Adjustments for acquisition and other non-core costs	4,443	734	4,759
Impairment loss	2,365	9,265	2,320
Share-based compensation	2,311	2,546	2,791
Adjusted EBITDA (Non-GAAP)	$39,805	$40,876	$51,268
Adjusted EBITDA % (Non-GAAP)	24.1%	25.0%	28.5%
[1] Net loss includes amounts attributable to non-controlling interests.

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Cresco Labs Inc.
Unaudited Summarized Consolidated Statements of Cash Flows
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024

	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Net cash provided by operating activities	$6,164	$8,831	$49,363
Net cash used in investing activities	(6,124)	(14,469)	(6,269)
Net cash used in financing activities	(71,096)	(3,466)	(2,464)
Effect of foreign currency exchange rate changes on cash and cash equivalents	—	(2)	(25)
Net (decrease) increase in cash and cash equivalents	$(71,056)	$(9,106)	$40,605
Cash and cash equivalents and restricted cash, beginning of period	153,012	162,118	119,201
Cash and cash equivalents and restricted cash, end of period	$81,956	$153,012	$159,806

Cresco Labs Inc.
Unaudited Reconciliation of Operating Cash Flow to Free Cash Flow (Non-GAAP)
For the Three Months Ended September 30, 2025, June 30, 2025, and September 30, 2024
	For the Three Months Ended
($ in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Net cash provided by operating activities	$6,164	$8,831	$49,363
Purchases of property and equipment	(7,180)	(13,124)	(6,072)
Proceeds from tenant improvement allowances	—	451	32
Free Cash Flow (Non-GAAP)	$(1,016)	$(3,842)	$43,323

Cresco Labs

Contacts
Media
Press@crescolabs.com
Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com
For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com